Exhibit 99.1

Wheaton Precious Metals Provides Details of Annual and Special Meeting of Shareholders and Files Form 40-F and Technical Report

VANCOUVER, March 30, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2019 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

A technical report with regard to the Salobo mine has been filed in accordance with National Instrument 43-101 and is available under the Company's profile on SEDAR and EDGAR.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders and COVID-19

Wheaton is scheduled to hold its Annual and Special Meeting of Shareholders (the "Meeting") at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, May 14, 2020, at 10:30 a.m. Pacific Time. Our governments and public health authorities have recommended all Canadians practice social distancing to assist with reducing the impact of COVID-19 on our communities. While it is not known what the situation with COVID-19 will be on the date of the Meeting, Wheaton will adhere to all government and public health authority recommendations and restrictions in order to support the effort to reduce the impact of COVID-19.

As such, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Meeting will be limited to only the legal requirements for shareholder meetings, with no traditional investor presentation, and guests will not be permitted entrance unless legally required.  If there is any change in the Meeting location, date or time as a result of COVID-19, we will promptly notify shareholders and communicate any changes by way of press release.

As an alternative to attendance in person, all shareholders and guests are encouraged to attend Wheaton's simultaneous live audio webcast which will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: Dial from outside Canada or the US: Pass code: Live audio webcast:	1-888-231-8191 1-647-427-7450 8687385 Click here

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 21, 2020 at 8:59 pm PT. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: Dial from outside Canada or the US: Pass code: Archived audio webcast:	1-855-859-2056 1-416-849-0833 868738 Click here

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-provides-details-of-annual-and-special-meeting-of-shareholders-and-files-form-40-f-and-technical-report-301032109.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/30/c5334.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:56e 30-MAR-20